                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST, 2002

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __x__ Form 40-F ____


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No __x__


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

                                                                       EXHIBIT 1

[MAXCOM LETTERHEAD]                                                          1/6

For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
investor.relations@maxcom.com                   lucia.domville@citigatedr-ny.com


                       MAXCOM TELECOMUNICACIONES ANNOUNCES
                      SECOND QUARTER 2002 UNAUDITED RESULTS


- 18% increase in sequential revenues, 2Q02 vs. 1Q02, and 100% increase over 2Q01

- 33% reduction in sequential EBITDA loss, 2Q02 vs. 1Q02, and 66% reduction over 2Q01

-        7% growth in lines in service, 2Q02 vs. 1Q02, and 174% growth over 2Q01

- 11% increase in number of customers, 2Q02 vs. 1Q02, and 215% increase over 2Q01


Mexico City, Mexico, July 30, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, today announced its unaudited results for the second quarter of 2002.


LINES:

The number of lines in service at the end of 2Q02 increased 174% to 91,009 lines from 33,205 lines at the end of 2Q01, and 7% when compared to 85,339 lines in service at the end of 1Q02.

During 2Q02 line construction improved by 25% to 24,035, from 19,230 constructed lines in the same period of last year. Particularly positive was the 74% increase when compared to 13,848 constructed lines during 1Q02. Inventory of constructed lines at the end of the quarter was 42,247 lines; 48% of those lines are located in clusters developed and built during 2Q02.

During 2Q02, 15,288 new lines were installed, a 39% increase when compared to 10,982 new installed lines during 2Q01, and 11% below the 17,259 lines installed in 1Q02. Also, during 2Q02, voluntary churn resulted in the disconnection of 3,322 lines (a rate of 1.2% monthly) while involuntary churn resulted in the disconnection of another 6,296 lines (or a 2.1% monthly average). Additionally, 716 lines were disconnections from high usage customers.


CUSTOMERS:

Total customers grew 215% to 58,772 at the end of 2Q02, from 18,653 at the end of 2Q01, and 11% when compared to 53,059 customers as of March 31, 2002.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 288% from 2Q01 and 24% from 1Q02; and (ii) in Puebla the increase was 172% from 2Q01 and 2% from 2Q02.

The growth in number of customers by segment was the following: (i) business customers rose by 40% from 2Q01 and 3% from 1Q02; and (ii) residential customers increased by 245% from 2Q01 and 11% from 1Q02.

"Despite of the sluggish Mexican economy, decreasing GDP and increasing unemployment rates, residential lines grew slightly while we were able to maintain the number of business lines at the same level", said Fulvio Del Valle, President and Chief Executive Officer of Maxcom. Mr. Del Valle added "we are anticipating an improvement in the third quarter due to the current rate of construction and the results of the new sales force in place during the last half of 2Q02; this should partially offset the shortfall of this reporting quarter vs. our original projections".

[MAXCOM LETTERHEAD]                                                          2/6


REVENUES:


Revenues for 2Q02 increased 100% to Ps$123.4 million from Ps$61.8 million reported in 2Q01. The net change in revenue reflects: a 174% increase of lines in service, and a ten-fold increase in non-recurring charges. During 2Q02, non-recurring charges represented 7% of the total revenues, while during the same period of last year, they only represented 1%. These increases were partially offset by a 30% decrease in the company's ARPU, which declined from US$69 in 2Q01 to US$48 in 2Q02; however, the US$48 reflect a 9% improvement when compared to US$44 ARPU in 1Q02.

The decrease in ARPU was primarily the result of a combination of a 67% reduction in revenues from high usage customers, and a change in business / residential mix of lines from 47/53 in 2Q01 to 26/74 in 2Q02. Despite the drop, Maxcom continued to show improvement in its core small and medium size enterprise market where it experienced a 48% growth in ARPU between 2Q01 and 2Q02. Additionally, ARPUs, which are expressed in US dollars for readers' convenience, were negatively affected by 10% devaluation of the Mexican peso during 2Q02.

Revenues for 2Q02 increased 18% to Ps$123.4 from Ps$105.0 million reported in 1Q02. The net change in revenue reflects: (i) a 7% increase of lines in service; and, (ii) a 9% increase in the company's ARPU to US$48 in 2Q02, from US$44 in 1Q02, driven by an 11% increase in usage and 65% increase in non-recurring charges.


COST OF NETWORK OPERATION:

Cost of Network Operation in 2Q02 was Ps$46.9 million, a 26% increase when compared to Ps$37.1 million in 2Q01. This increase was generated by: (i) Ps$17.7 million, or 75% increase in network operating services and technical expenses, due to a 174% growth in lines in service; and, (ii) lower installation expenses and cost of disconnected lines in the amount of Ps$8.1 million (on a pro forma basis, these costs would have been Ps$2.0 million in 2Q01).

Cost of Network Operation increased 4% when compared to Ps$45.1 million in 1Q02. This net increase was mainly generated by: (i) Ps$2.8 million, or 7% increase in network operating services and technical expenses, associated with a 7% growth in lines in service; and, (ii) lower installation expenses of Ps$1.0 million due to a 11% decrease in installed lines.


SG&A:

SG&A expenses were Ps$99.7 million in 2Q02, which compare to the Ps$92.0 million in 2Q01. The 8% increase was mainly originated by: (i) higher consulting fees of Ps$2.1 million; (ii) higher leasing costs of Ps$5.4 million; and, (iii) higher bad debt provisioning of Ps$1.3 million; partially offset by lower marketing expenses of Ps$1.8 million.

SG&A increased Ps$5.2 million, or 6%, from Ps$94.5 million in 1Q02. The net increase was mainly originated by higher: (i) consulting fees of Ps$3.4 million;
(ii) maintenance expenses of Ps$1.7 million; (iii) local taxes and rights and insurance costs of Ps$1.0 million; (iv) marketing expenses of Ps$1.7 million; and, (v) leasing costs of Ps$1.3 million, which, in turn, were partially offset by lower bad debt provisioning of Ps$2.3 million, and sales commissions of Ps$1.6 million.


EBITDA:

EBITDA for 2Q02 was a negative Ps$23.1 million, which compares favorably with a negative Ps$67.3 million reported in 2Q01 and negative Ps$34.6 million registered in 1Q02. EBITDA margin improved from a negative 109% in 2Q01 and negative 33% in 1Q02, to a negative 19% in 2Q02.

EBITDA continued improving, in line with the target of reaching break even on a monthly basis. While EBITDA for the month of March 02, was negative by Ps$7.8 million, monthly EBITDA for June 2002 was negative Ps$6.4 million, representing an 18% improvement.


CAPITAL EXPENDITURES:

Capital Expenditures for 2Q02 were Ps$120.4 million, a 19% increase when compared to Ps$100.8 million in 2Q01, and a 101% increase when compared to Ps$60.0 million in 1Q02.

[MAXCOM LETTERHEAD]                                                          3/6


CASH POSITION:

Maxcom's Cash position at the end of the second quarter of 2002 was Ps$498.7 million in Cash and Cash Equivalents, compared to Ps$671.3 million in Cash and Cash Equivalents, and Ps$382.6 million in Restricted Cash at the end of 2Q01. Cash and Cash Equivalents at the end of 1Q02 were Ps$55.4 million, and Ps$189.0 million in Restricted Cash.

"The improvement in ARPUs from the previous quarter was very positive and reinforced our revenue stream. Moreover, we were able to substitute the disconnections in the business sector with healthier customers and lines. These facts combined with the strict controls in costs and expenses, improved significantly our EBITDA margins towards our goal of reaching breakeven point on a monthly basis", said Eloisa Martinez, Chief Financial Officer of Maxcom.


RECENT DEVELOPMENTS:

In the last few days Maxcom executed an agreement in principle for the acquisition of a Fiber Optic backbone, with a length of approximately 2,000 kilometers, covering the main cities of Mexico and a border crossing. This acquisition will represent a financial benefit over the projections presented to Bondholders and Shareholders during the recently concluded restructuring process. Also, it will enhance both its planned local telephony business expansion, as well as its long distance business. Further details, will be provided upon closing.

                                     # # #

A conference call will be held to discuss 2Q02 unaudited results on Wednesday, July 31, 2002 at 10:00 a.m. New York City time / 9:00 a.m. Mexico City time. To participate, please dial + (719) 867-0640, confirmation code 620636 ten minutes prior to the start of the call.


Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the City of Puebla.

                                     # # #

                   (Tables and Financial statements to follow)

[MAXCOM LETTERHEAD]                                                          4/6


LINES                      2Q01         1Q02         2Q02       VS.2Q01      VS.1Q02
------------------------------------------------------------------------------------
     MEXICO CITY

Business Lines             12,052       18,972       18,979        57%         0%
Residential Lines           6,240       25,516       31,071       398%        22%
------------------------------------------------------------------------------------
     PUEBLA
Business Lines              3,560        4,950        4,815        35%        -3%
Residential Lines          11,353       35,901       36,144       218%         1%
------------------------------------------------------------------------------------
TOTAL                      33,205       85,339       91,009       174%         7%
====================================================================================



     CUSTOMERS           2Q01         1Q02          2Q02         VS. 2Q01      VS. 1Q02
---------------------------------------------------------------------------------------
Business                 2,748        3,741        3,847           40%            3%
Residential             15,905       49,318       54,925          245%           11%
---------------------------------------------------------------------------------------
     TOTAL              18,653       53,059       58,772          215%           11%
---------------------------------------------------------------------------------------
Mexico City              6,964       21,884       27,030          288%           24%
Puebla                  11,689       31,175       31,742          172%            2%
=======================================================================================




TRAFFIC                        2Q01                        1Q02                         2Q02
---------------------------------------------------------------------------------------------------------
MILLION MINUTES       APR   MAY    JUN    TOTAL   JAN    FEB    MAR    TOTAL   APR    MAY    JUN    TOTAL
---------------------------------------------------------------------------------------------------------
INBOUND               38.1  38.6   41.6   118.4   58.5   52.4   54.2   165.0   59.7   58.7   54.8   173.3
OUTBOUND              39.1  52.8   45.4   149.4   72.5   71.5   77.3   221.3   83.7   84.0   79.0   246.7

OUTBOUND LOCAL         97%   96%    96%     96%    94%    95%    95%     95%    95%    95%    95%     95%
OUTBOUND LD             3%    4%     4%     4%      6%     5%     5%     5%      5%     5%     5%      5%
---------------------------------------------------------------------------------------------------------


           ARPU (US$)          2Q01        1Q02       2Q02
-----------------------------------------------------------
BUSINESS
       Monthly Charges        $ 22.46     $25.08     $25.19
       Usage                  $ 76.15     $52.27     $59.69
                              -----------------------------
       Subtotal               $ 98.61     $77.35     $84.87
       Non-recurring          $  1.41     $ 4.38     $ 2.20
                              -----------------------------
TOTAL BUSINESS                $100.02     $81.73     $87.08
-----------------------------------------------------------
RESIDENTIAL
       Monthly Charges        $ 16.98     $17.80     $17.94
       Usage                  $ 14.37     $11.02     $12.38
                              -----------------------------
       Subtotal               $ 31.35     $28.82     $30.31
       Non-recurring          $  0.25     $ 1.11     $ 3.71
                              -----------------------------
TOTAL RESIDENTIAL             $ 31.60     $29.93     $34.02
-----------------------------------------------------------
COMPANY
       Monthly Charges        $ 19.94     $19.81     $19.87
       Usage                  $ 47.77     $22.41     $24.96
                              -----------------------------
       Subtotal               $ 67.71     $42.22     $44.83
       Non-recurring          $  0.88     $ 2.01     $ 3.31
                              -----------------------------
TOTAL COMPANY                 $ 68.59     $44.23     $48.14
===========================================================

[MAXCOM LETTERHEAD]                                                          5/6

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

        (Thousands of Mexican pesos "Ps" with purchasing power as of June
                    30, 2002 and thousands of US Dollars "$")


                                            June 30, 2001                 March 31, 2002                 June 30, 2002
                                       -----------------------       ----------------------       ------------------------
                                          Pesos      US Dollars      Pesos        US Dollars         Pesos       US Dollars
                                       -----------   ----------    -----------    ----------      -----------    ---------
               ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents             Ps  671,250   $   67,384    Ps   55,369    $    5,558      Ps  498,727    $  50,065
 Restricted cash                           382,642       38,412        188,977        18,971                -            -
                                       -----------   ----------    -----------    ----------      -----------    ---------
                                         1,053,892      105,797        244,346        24,529          498,727       50,065
 Accounts receivable:
    Customers, net of
        allowance of Ps30,765               25,863        2,596         60,830         6,107           76,876        7,717
    Value added tax refundable              32,310        3,244         20,583         2,066           39,918        4,007
    Other sundry debtors                   114,670       11,511         10,042         1,008            9,517          955
                                       -----------   ----------    -----------    ----------      -----------    ---------
                                           172,843       17,351         91,455         9,181          126,311       12,680

 Inventory                                  26,202        2,630         25,353         2,545           12,110        1,216
 Prepaid expenses                           10,812        1,085         12,664         1,271           51,473        5,167
                                       -----------   ----------    -----------    ----------      -----------    ---------
 Total current assets                    1,263,749      126,863        373,817        37,526          688,621       69,128

 Frequency rights, Net                     110,609       11,104        105,957        10,637          104,406       10,481
 Telephone network systems &
  Equipment, Net                         1,164,699      116,920      1,405,762       141,120        1,455,535      146,116
 Preoperating expenses, Net                242,983       24,392        219,758        22,061          212,017       21,284
 Intangible Assets, Net                    330,653       33,193        327,578        32,884          296,799       29,795
 Other assets                                6,362          639         30,295         3,041           30,959        3,108
                                       -----------   ----------    -----------    ----------      -----------    ---------
       Total assets                    Ps3,119,055   $  313,111    Ps2,463,167    $  247,269      Ps2,788,337    $ 279,911
                                       ===========   ==========    ===========    ==========      ===========    =========
             LIABILITIES
CURRENT LIABILITIES:
Current Maturities of
  Long Term Debt                       Ps    2,309   $      232    Ps        -    $        -      Ps        -    $      -
Interest Payable                           103,373       10,377        182,693        18,340            5,613         564
Accrued expenses and other
  accounts payable                         114,694       11,514        143,061        14,361          176,389      17,707
Customers deposits                           3,770          378          1,821           183            2,136         214
Payroll and other taxes payable             13,649        1,370         21,731         2,182           17,678       1,775
                                       -----------   -----------   -------------- ----------      -----------    ---------
Total current liabilities                  237,794       23,871        349,306        35,066          201,816      20,260

LONG-TERM LIABILITIES:
Senior notes, net                        2,770,131      278,084        2,450,659     246,013        1,796,177      180,312
Loans and notes payable                        314           32                0           0                0            0
                                       -----------   -----------   -------------- ----------      -----------    ---------
Total liabilities                      Ps3,008,240   $  301,987    Ps  2,799,965  $  281,079      Ps1,997,993    $ 200,572
                                       ===========   ===========   ============== ==========      ===========    =========
        SHAREHOLDERS EQUITY
Capital stock                            1,233,964      123,873        1,000,965     100,483        1,745,542      175,229
Additional paid-in capital                 131,507       13,202          104,916      10,532          820,870       82,404
Accumulated deficit                       (892,529)      (89,598)     (1,301,754)   (130,678)      (1,301,754)    (130,678)
Net loss for the period                   (362,127)      (36,353)       (140,926)    (14,147)        (474,315)     (47,615)
                                       -----------   -----------   -------------- ----------      -----------    ---------
Total shareholders' equity             Ps  110,815    $   11,124   Ps   (336,798) $  (33,810      Ps  790,344    $  79,340
                                       -----------   -----------   -------------- ----------      -----------    ---------
                                       Ps3,119,055    $  313,111      Ps2,463,167 $  247,269      Ps2,788,337    $ 279,911
                                       ===========   ===========   ============== ==========      ===========    =========

[MAXCOM LETTERHEAD]                                                          6/6

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      YEAR 2001 AND 2002 QUARTERLY PERIODS

      (Thousands of Mexican pesos "Ps" with purchasing power as of June 30,
                      2002 and thousands of US Dollars "$")



                                April 1 to                          January 1 to                          April 1 to
                              June 30, 2001                        March 31, 2002                       June 30, 2002
                      --------------------------------     ---------------------------------    --------------------------------
                        Pesos       US Dollars     %          Pesos      US Dollars     %         Pesos       US Dollars     %
                      ----------    ----------    ---      ----------    ----------    ---      ----------    ----------    ---
REVENUES              Ps  61,778    $  6,202      100%     Ps  104,984    $  10,539     100%     Ps  123,399   $   12,388   100%
   Network
   operating
   services               15,518       1,558       25%          26,950        2,705      26%          29,543        2,966    24%
   Technical
   expenses                7,994         802       13%          11,493        1,154      11%          11,662        1,171     9%
   Installation
   expenses               13,626       1,368       22%           6,631          666       6%           5,665          569     5%
                      ----------    --------               -----------    ---------              -----------   ----------
   Cost of Network
   Operation              37,138       3,728       60%          45,074        4,525      43%          46,870        4,705    38%

GROSS PROFIT              24,640       2,473       40%          59,910        6,014      57%          76,530        7,683    62%

SG&A                      91,963       9,232      149%          94,462        9,483      90%          99,652       10,004    81%
                      ----------    --------               -----------    ---------              -----------   ----------

EBITDA                   (67,323)     (6,758)    -109%         (34,552)      (3,469)    -33%         (23,122)      (2,321)  -19%

   Depreciation and
   amortization           65,926       6,618                    70,884        7,116                   77,407        7,771
                      ----------    --------               -----------    ---------              -----------   ----------

OPERATING LOSS          (133,249)    (13,376)                 (105,437)     (10,584)                (100,529)     (10,092)

COMPREHENSIVE
(INCOME) COST
OF FINANCING:

   Interest expenses     109,102      10,952                    92,642        9,300                   87,621        8,796
   Interest income       (14,909)     (1,497)                   (2,372)        (238)                  (1,413)        (142)
   Early
   extinguishment
   of debt                     -           -                         -            -                        -            -
   Exchange
   (income) loss,
   net                   (78,907)     (7,921)                  (30,166)      (3,028)                 170,211       17,087
   Gain on net
   monetary position     (21,517)     (2,160)                  (27,024)      (2,713)                 (25,146)      (2,524)
                      ----------    --------               -----------    ---------              -----------   ----------
                          (6,232)       (626)                   33,080        3,321                  231,273       23,217

   Non-recurring
   charges                   188          19                       669           67                     (168)         (17)

   Extraordinary
   Items 2000             23,943       2,404                         -            -                        -            -
   Special expenses            -           -                         -            -                        -            -
   Asset Reserve
   2001                        -           -                         -            -                        -            -
                      ----------    --------               -----------    ---------              -----------   ----------
                          23,943       2,404                         -            -                        -            -

INCOME (LOSS)
BEFORE TAXES            (151,148)    (15,173)                 (139,185)     (13,972)                (331,634)     (33,292)

Provisions for:
   Asset Tax                   -           -                     1,561          157                    1,544          155
   Income Tax &
   Profit Sharing              -           -                       179           18                      211           21
                      ----------    --------               -----------    ---------              -----------   ----------
   Total Provisions            -           -                     1,741          175                    1,755          176

NET INCOME (LOSS)     Ps(151,148)   $(15,173)              Ps (140,926)   $ (14,147)             Ps (333,389)  $  (33,468)
                      ==========    ========               ===========    =========              ===========   ==========


NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF JUNE 30, 2002 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 9.9615 PER U.S.$1.00.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                  MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                  By: /s/ GONZALO ALARCON ITURBIDE
                                      ------------------------------
                                      Name: Gonzalo Alarcon Iturbide
                                      Title:   General Counsel


Date: August 23, 2002